Mail Stop 4561

July 29, 2008

Mark P. Cantaluppi
Chief Financial Officer
Reis, Inc.
530 Fifth Avenue
New York, NY 10036

> **Re: Reis, Inc.**
> **Form 10-K for the fiscal year ended**
> **December 31, 2007**
> **Filed March 14, 2008**
> **Forms 8-K filed April 3, 2008 and May 21, 2008**
> **File No. 001-12917**

Dear Mr. Cantaluppi:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief